UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 9, 2009 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

No transactions have been effected by the Reporting Persons since the filing of their last Schedule 13D amendment on January 28, 2009. As of the date of this filing, the Reporting Persons as a group beneficially own 3,446,558 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. The 3,446,558 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,922,998 shares of Common Stock, and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Reporting Persons sent a letter to the Issuer calling upon the Issuer: (i) to avail itself of new and independent voices on its Board of Directors (the “Board”) by immediately adding former ImClone Systems Incorporated board members Dr. Alexander J. Denner and Professor Richard C. Mulligan to its Board; (ii) to hold the Issuer’s 2009 annual meeting of stockholders in New York City; and (iii) to seek guidance from a new financial advisor.

A copy of the letter is attached hereto as Appendix XV.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed).

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed).

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed).

Appendix X : Letter to the Issuer dated July 1, 2008 (previously filed).

Appendix XI: Letter to the Issuer dated October 6, 2008 (previously filed).

Appendix XII : Letter to Issuer dated November 25, 2008 (previously filed).

Appendix XIII: Notice of Nomination of Stockholder Nominees dated January 7, 2009 (previously filed).

Appendix XIV: Notice of Business to Issuer dated January 28, 2009 (previously filed).

Appendix XV: Letter to Issuer dated February 9, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX XV

February 9, 2009

The Board of Directors

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

Gentlemen:

Your failure to date to contact the two board candidates that we have nominated is another missed opportunity to avail yourself of reasonably available information and ideas. We are nonetheless encouraged by Enzon Pharmaceutical, Inc.’s (the “Company” or “Enzon”) January 28 announcement that the Board of Directors (the “Board”) has nominated Dr. Alexander J. Denner and Professor Richard C. Mulligan for election at the 2009 Annual Meeting of Stockholders, despite being concerned about the apparently tentative nature of the Board’s commitment to their nomination. Both of these individuals have impressive backgrounds and a history of taking steps that have led to an increase in shareholder value, as is evidenced by their participation on the board of directors of ImClone Systems Incorporated (“ImClone”).

If these proposed nominees are the leaders that the Board honestly believes can breathe new life into a Board that has been unable to reverse the decline in shareholder value brought on by Enzon’s failed management team, why delay their participation? We call upon you to immediately expand the Board and add these gentlemen so that they can begin to help the Board improve the Company’s operating and stock price performance. Given the desperate need for management oversight and the persistent discount at which we believe Enzon’s stock trades, we see no reason why the Board does not want to avail itself of new and independent voices as soon as possible. No shareholder should be satisfied until it has comfort that the Company has formally added new and independent Board members.

Frankly, we feel that the time has come for the Board to hear from a new set of financial advisors. In our opinion, the Company’s long-time financial advisors at Goldman Sachs, along with Jeff Buchalter, his management team, and the Board, all have to take responsibility for the following failed courses of action: (1) issuing the incredibly-dilutive 4% Convertible Senior Notes due 2013 (the “Notes”); (2) advocating the ill-conceived Evivrus spin-off plan; (3) bungling the sale of the Company’s special pharmaceutical division; and (4) devising the Company’s $100 million Dutch tender for Notes in a manner that was an abject failure, leading to less than $3 million of face value in Notes being tendered, all while refusing to advocate the financially prudent course of action of repurchasing common shares. A new financial advisor could supply a much needed fresh perspective.

If the Board wants the market to believe that it is serious about change, then the Company also should commit to hold its 2009 Annual Meeting of Stockholders in New York City upon a publicly announced, and reasonably early, date. This meeting would serve as an ideal forum to hear from these new Board members so that the shareholders can determine for themselves the Company’s commitment to new and independent voices at the Board level. Considering that Enzon is based in New Jersey and a large number of Enzon shareholders are based in either New York or Connecticut, it would seem that New York City is by far the most geographically convenient meeting location. We believe any attempt by Enzon to hold its 2009 Annual Meeting of Stockholder in Indianapolis (which is where the Company has dubiously chosen to hold its last three annual meetings) would be viewed by shareholders as a thinly veiled maneuver to avoid healthy debate.

As we have consistently indicated, we are intent on seeing value delivered to the shareholders of Enzon.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager